UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Kinsale Capital Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

49714P108
(CUSIP Number)

December 31, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49714P108

1	Name of Reporting Person: Moelis Capital Partners Opportunity Fund I, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,001,713
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,001,713
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,001,713
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% *
12	TYPE OF REPORTING PERSON PN

* Based on 20,968,707 shares of Common Stock of the Issuer outstanding as of November 8, 2016, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 49714P108

1	Names of Reporting Person: Moelis Capital Partners Opportunity Fund I-A, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 306,061
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 306,061
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 306,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% *
12	TYPE OF REPORTING PERSON PN

* Based on 20,968,707 shares of Common Stock of the Issuer outstanding as of November 8, 2016, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 49714P108

1	Names of Reporting Person: Moelis Capital Partners Opportunity Fund I LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,307,774 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,307,774 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,307,774 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% **
12	TYPE OF REPORTING PERSON OO

* Consists of 4,001,713 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I, LP and 306,061 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I-A, LP.

** Based on 20,968,707 shares of Common Stock of the Issuer outstanding as of November 8, 2016, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 49714P108

1	Names of Reporting Person: Moelis Capital Partners LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,307,774 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,307,774 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,307,774 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% **
12	TYPE OF REPORTING PERSON OO

* Consists of 4,001,713 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I, LP and 306,061 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I-A, LP.

** Based on 20,968,707 shares of Common Stock of the Issuer outstanding as of November 8, 2016, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 49714P108

1	Names of Reporting Person: Kenneth D. Moelis I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,307,774 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,307,774 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 4,307,774 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% **
12	TYPE OF REPORTING PERSON IN

* Consists of 4,001,713 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I, LP and 306,061 shares of Common Stock of the Issuer held by Moelis Capital Partners Opportunity Fund I-A, LP.

** Based on 20,968,707 shares of Common Stock of the Issuer outstanding as of November 8, 2016, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 49714P108
SCHEDULE 13G

Item 1(a)	Name of Issuer: Kinsale Capital Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2221 Edward Holland Drive, Suite 600, Richmond, VA 23230

Item 2(a)
Name of Persons Filing:

Moelis Capital Partners Opportunity Fund I, LP

Moelis Capital Partners Opportunity Fund I-A, LP

Moelis Capital Partners Opportunity Fund I LLC

Moelis Capital Partners LLC

 Kenneth D. Moelis

Item 2(b)	Address of Principal Business Office, or if None, Residence: 399 Park Avenue, 6th Floor, New York, NY 10022

Item 2(c)
Citizenship:

Moelis Capital Partners Opportunity Fund I, LP – Delaware

Moelis Capital Partners Opportunity Fund I-A, LP – Delaware

Moelis Capital Partners Opportunity Fund I LLC – Delaware

Moelis Capital Partners LLC – Delaware

Kenneth D. Moelis – United States

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number: 49714P108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.

CUSIP No. 49714P108
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference from the cover pages to this Schedule 13G.

 Moelis Capital Partners Opportunity Fund I LLC (“MCPOF I”) is the general partner of each of Moelis Capital Partners Opportunity Fund I, LP (“Opportunity Fund I”) and Moelis Capital Partners Opportunity Fund I-A, LP (“Opportunity Fund I-A” and together with Opportunity Fund I, collectively, the “Moelis Funds”).  Moelis Capital Partners LLC (“MCP”) is the managing member of MCPOF I.  Kenneth D. Moelis is the chief executive officer of MCP.  Accordingly, Mr. Moelis may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by the Moelis Funds.

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certifications: Not applicable.

CUSIP No. 49714P108
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I, LP

By: Moelis Capital Partners Opportunity Fund I LLC,
its General Partner

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I-A, LP

By: Moelis Capital Partners Opportunity Fund I LLC,
its General Partner

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I LLC

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS LLC

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

/s/ Kenneth D. Moelis
Kenneth D. Moelis

CUSIP No. 49714P108
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 14, 2017

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I, LP

By: Moelis Capital Partners Opportunity Fund I LLC,
its General Partner

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I-A, LP

By: Moelis Capital Partners Opportunity Fund I LLC,
its General Partner

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS OPPORTUNITY FUND I LLC

By: Moelis Capital Partners LLC,
its Managing Member

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

MOELIS CAPITAL PARTNERS LLC

By:	/s/ Christopher Ryan
Christopher Ryan, Managing Director

/s/ Kenneth D. Moelis
Kenneth D. Moelis